SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

International Game Technology PLC

(Name of Issuer)

Ordinary shares, nominal value $0.10 per share

(Title of Class of Securities)

G4863A 108

(CUSIP Number)

Geoffrey B. Goldman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 United States Telephone: 1-212-848-4867 Facsimile: 1-646-848-4867 Email: geoffrey.goldman@shearman.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: MariaGrazia.Uglietti@deagostini.it
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS De Agostini S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,422,324(1)(2)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 103,422,324(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,422,324(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.72% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Effective January 1, 2018, DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A. (“De Agostini”), merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini.  Prior to January 1, 2018, De Agostini held 93,349,318 ordinary shares in International Game Technology PLC (“IGT PLC”).  De Agostini is therefore now the sole Reporting Person under this Statement.

(2)         Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period.  Each Special Voting Share carries 0.9995 votes.  De Agostini has elected, effective as of May 25, 2018,  to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares.  As of May 25, 2018, De Agostini has the right to direct the voting with respect to 103,422,324 Special Voting Shares.  De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares.  As of May 18, 2018, there were 203,904,990 outstanding ordinary shares and, as of May 25, 2018, there are 103,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting.  Therefore, De Agostini’s effective voting interest, as of such date, is approximately 67.30% of the total voting power.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”).  Except as amended hereby, the Initial Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 1.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings ascribed to them in the Initial Schedule 13D.

Item 1.                          Security and Issuer.

Item No. 1 of the Initial Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the ordinary shares, nominal value $0.10, of IGT PLC.  IGT PLC’s principal office is located at Marble Arch House, Second Floor, 66 Seymour Street, London W1H 5BT, England.  Its telephone number is +44 (0) 207 535 3200.

Item 2.                          Identity and Background.

Item No. 2 of the Initial Schedule 13D is amended and restated as follows:

(a)                                 This Schedule 13D is filed by De Agostini, a società per azioni organized under the laws of the Republic of Italy.  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of (i) each executive officer and director of De Agostini, (ii) each person controlling De Agostini, and (iii) each executive officer and director of any corporation or other person ultimately in control of De Agostini are set forth in Schedule A hereto.

(b)                                 The address of De Agostini’s principal business and principal office is 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

(c)                                  De Agostini holds equity investments and financial assets.  It operates, partly through its subsidiaries, in the following sectors: publishing, media and communication, gaming and services relating to gaming activities, and alternative investments.

(d)-(e)               During the last five years, neither De Agostini nor, to the best of its knowledge, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item No. 3 of the Initial Schedule 13D is supplemented and amended by adding the following at the end thereof:

Effective January 1, 2018, DeA Partecipazioni merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni to De Agostini.  Following this transfer, De Agostini held 103,422,324 ordinary shares.

Item 4.                          Purpose of Transaction.

Item No. 4 of the Initial Schedule 13D is supplemented and amended by adding the following at the end thereof:

As described in further detail in Item 6 below, on May 22, 2018, De Agostini entered into a variable forward transaction with Credit Suisse International (“Dealer”) with respect to 18,000,000 ordinary shares (the “Forward Transaction”).  De Agostini’s objective in entering into the Forward Transaction is to rebalance the profile of its portfolio of assets, through a potential monetization of the underlying ordinary shares at a pre-defined minimum value while retaining material benefits from any increase in the value of those shares.

Item 5.                          Interest in Securities of the Issuer.

Item No. 5 of the Initial Schedule 13D is amended and restated as follows:

(a)-(b)          Item 3 of this Schedule 13D and Items 7 through 11 and 13 of the cover page of the Amendment No. 1 to the Initial Schedule 13D and the footnotes thereto are incorporated herein by reference.  Furthermore, the following persons listed in Items 2(a)-(c) above beneficially own, directly or through investment vehicles, ordinary shares for their personal accounts:

•                  Mr. Renzo (also known as Lorenzo) Pellicioli beneficially owns 96,456 ordinary shares;

•                  Mr. Paolo Ceretti beneficially owns 30,938 ordinary shares; and

•                  Mr. Marco Drago beneficially owns 27,878 ordinary shares.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of the ordinary shares indicated in this Item 5 (above).

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.  If De Agostini pledges any ordinary shares to the Dealer under the Forward Transaction (as discussed below), then De Agostini will lose its right to direct the voting with respect to the Special Voting Shares corresponding to such pledged shares.  The Dealer will also have, in the event of a De Agostini default or similar enforcement event pursuant to the Forward Transaction, the right to vote or direct the vote and dispose of or direct the disposition of ordinary shares pledged by De Agostini.

There are no other persons known to have the rights to vote or direct the vote or to dispose of or direct the disposition of ordinary shares.

(c)                                  De Agostini has elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares.  As a result, as of May 25, 2018, De Agostini has the right to direct the voting with respect to 103,422,324 ordinary shares and 103,422,324 Special Voting Shares, giving De Agostini an effective voting interest of approximately 67.30% of the total voting power.

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Neither De Agostini nor any person listed in Items 2(a)-(c) above has effected any other transactions with respect to the ordinary shares during the past 60 days.

(d)                                Under the Forward Transaction, De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer.  In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to receive or direct proceeds from the sale of, or dividends from, ordinary shares pledged by De Agostini in connection with the Forward Transaction, if any.  Except as set forth herein, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the ordinary shares.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last paragraph of Item No. 6 of the Initial Schedule 13D is amended and restated as follows:

Upon the consummation of the Mergers on April 7, 2015, the Merger Agreement is no longer operative.  The Voting Agreement expired according to its terms on April 7, 2018.

Other than the 2015 Equity Plan, the confirmation for the Forward Transaction and certain ancillary documents related to the Forward Transaction and the Underwriting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IGT PLC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item No. 6 of the Initial Schedule 13D is supplemented and amended by inserting the description of the Forward Transaction after the description of the Joint Filing Agreement as follows:

Forward Transaction

The description of the Forward Transaction in Items 4 and 5 of this Schedule 13D is incorporated herein by reference.

The Forward Transaction relates to a total of 18,000,000 ordinary shares, divided into multiple tranches (each, a “Tranche”), each of which is further divided into multiple individual components (each, a “Component”).  The Components are scheduled to mature over a period commencing on or about four years from May 2018.  The Forward Transaction has economic characteristics similar to a collar with respect to the ordinary shares.

Subject to pledging 18,000,000 ordinary shares and satisfying certain other conditions, De Agostini may elect to obtain prepayment by the Dealer of an amount based on the purchase price for the ordinary shares underlying the Forward Transaction, in which case the Forward Transaction will have economic characteristics similar to a collar and a loan. The proceeds of any prepayment may be used by De Agostini for investments and general corporate purposes.

The Forward Transaction will be settled for each tranche at De Agostini’s election either (i) in cash or (ii) by physical delivery if certain gaming-related regulatory and other conditions are satisfied.  In either case, if there has been no prior prepayment, De Agostini will be entitled to receive from the Dealer, for each Component, an amount equal to an agreed floor price multiplied by the number of ordinary shares underlying such Component.  Upon a cash settlement, De Agostini will be required to pay the cash equivalent of a number of ordinary shares to be delivered pursuant to a formula specified in the Forward Confirmation (as defined below) based on the volume weighted average price per share and agreed floor and cap prices (and such cash amount would be netted against any payment to be received from the Dealer described in the preceding sentence). If De Agostini elects physical settlement, then it may elect to deliver either a number of ordinary shares based on the specified formula, or all the ordinary shares underlying the Component; in the latter case, the Dealer may owe De Agostini an additional or increased payment.

De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer.

If De Agostini does not pledge 18,000,000 ordinary shares in connection with the transaction, it may provide other collateral (which may include a smaller number of ordinary shares together with other assets) to secure its obligations, but in that case could not obtain a prepayment.  If De Agostini pledges ordinary shares in connection with the Forward Transaction, it will retain the voting rights in such shares (but will lose its right to direct the voting of any Special Voting Shares related to the pledged shares).  In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to vote or direct the vote or dispose of or direct the disposition of any such pledged ordinary shares and to receive dividends thereon.

Under the Forward Transaction, De Agostini has agreed that it will not, prior to the satisfaction during the first year of the transaction of certain collateral requirements, sell or otherwise transfer any of its ordinary shares, or pledge such shares or take certain other actions that restrict the rights of any present or future owners of its ordinary shares or that permit any person other than the Dealer and certain other parties to exercise control over its ordinary shares.

De Agostini has been advised that the Dealer established its initial hedging position in relation to the Forward Transaction in an underwritten public offering of borrowed Shares through Credit Suisse Securities (USA) LLC (the “Underwriter”).  In connection with that underwritten offering, De Agostini became a party to the underwriting agreement, dated as of May 22, 2018, among IGT PLC, International Game Technology, De Agostini, the Dealer and the Underwriter (the “Underwriting Agreement”).

De Agostini has agreed to reimburse IGT PLC for certain fees and expenses and to indemnify IGT PLC for certain liabilities incurred by IGT PLC in connection with the Underwriting Agreement and Forward Transaction.

The summary of the terms of the Forward Transaction and Underwriting Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of the Confirmation for the Forward Transaction (the “Forward Confirmation”) and Underwriting Agreement, which are included as Exhibits 6 and 7, respectively, to this Schedule 13D and incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 6	Form of Confirmation for Forward Transaction, between De Agostini and Credit Suisse International

Exhibit 7
Underwriting Agreement, dated as of May 22, 2018, among International Game Technology PLC, International Game Technology, De Agostini S.p.A., Credit Suisse International and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Form 6-K, filed by International Game Technology PLC with the Securities and Exchange Commission on May 25, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2018
De Agostini S.p.A.

	By:	/s/ Manolo Santilli
Name: Manolo Santilli
Title: Head of Administration, Finance and Reporting

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of De Agostini S.p.A.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman
Chairman and Director of De Agostini S.p.A.; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman of Grupo Planeta De Agostini SL; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Marco Boroli Deputy Chairman	Deputy Chairman and Director of De Agostini S.p.A.; Director of B&D Finance S.p.A.; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.

Pietro Boroli Deputy Chairman
Deputy Chairman and Director of De Agostini S.p.A.; Chairman of De Agostini Publishing Italia S.p.A.; Chairman of De Agostini Publishing S.p.A.; Chairman of De Agostini Editore S.p.A.; Chairman of De Agostini Libri S.p.A.; Director of Grupo Planeta De Agostini SL; Deputy Chairman of DeA Planeta SL, Executive Deputy Chairman of Editorial Planeta De Agostini SA;  Chairman of De Agostini Scuola S.p.A.; Director of DeA Planeta Libri S.r.l.; Director of Super! Broadcast S.r.l.; Director of De Agostini UK Limited; Director of Luigi Lavazza S.p.A.; Director of Rubinetterie Stella S.p.A.; Director of Venchi S.p.A.; Director of Eprice S.p.A.; Director of M-Dis Distribuzione Media S.p.A.

Roberto Drago Deputy Chairman
Deputy Chairman and Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Managing Director of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.; Director of Grupo Planeta De Agostini SL; Chairman of Fondazione De Agostini

Renzo (Lorenzo) Pellicioli Managing Director
Managing Director and Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman and Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of DeA Capital S.p.A.; Director of De Agostini Editore S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Paolo Boroli Director	Director of De Agostini S.p.A.; Deputy Chairman and Director of De Agostini Editore S.p.A.

Guido Corbetta Director
Director of De Agostini S.p.A.; Director of Feralpi Holding S.p.a.; Deputy Chairman of Falck Renewables S.p.a.; Independent Director of Tesmec S.p.a.; Chairman of Vitale Barberis Canonico S.p.a.; Director of Fimag S.p.a.; Director of Villa D’Este S.p.a.; Director of Fontana Finanziaria S.p.a.; Chairman of Equity Partners Investment Club S.r.l.; Member of Supervisory Board of SDF S.p.a.

Paolo Tacchini Director	Director of De Agostini S.p.A.; Partner of Tacchini-Riboni-Belcredi Law Firm, 7, Rotonda Massimo D’Azeglio, 28100 Novara, Italy

Alberto Toffoletto Director
Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Partner of NCTM Law firm, 12, Via Agnello, 20121 Milan, Italy; Chairman of Crescita S.p.A.; Chairman of Crescita Holding; Director of Findim Finanziaria S.p.A.; Director of Effe 2005 – Gruppo Feltrinelli S.p.A.

EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman
Chairman and Director of De Agostini S.p.A.; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman of Grupo Planeta De Agostini SL.; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Marco Boroli Deputy Chairman	Deputy Chairman; Director of B&D Finance S.p.A.; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.

Pietro Boroli Deputy Chairman
Deputy Chairman and Director of De Agostini S.p.A.; Chairman of De Agostini Publishing Italia S.p.A.; Chairman of De Agostini Publishing S.p.A.; Chairman of De Agostini Editore S.p.A.; Chairman of De Agostini Libri S.p.A.; Director of Grupo Planeta De Agostini SL; Deputy Chairman of DeA Planeta SL, Executive Deputy Chairman of Editorial Planeta De Agostini SA.; Chairman of De Agostini Scuola S.p.A.; Director of DeA Planeta Libri S.r.l.; Director of Super! Broadcast S.r.l.; Director of De Agostini UK Limited; Director of Luigi Lavazza S.p.A.; Director of Rubinetterie Stella S.p.A.; Director of Venchi S.p.A.; Director of Eprice S.p.A.; Director of M-Dis Distribuzione Media S.p.A.

Roberto Drago Deputy Chairman
Deputy Chairman and Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Managing Director of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.; Director of Grupo Planeta De Agostini SL; Chairman of Fondazione De Agostini

Renzo (Lorenzo) Pellicioli Managing Director
Managing Director and Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman and Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of DeA Capital S.p.A.; Director of De Agostini Editore S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Paolo Ceretti General Manager
General Manager of De Agostini S.p.A.; Managing Director of De Agostini Editore S.p.A.; Managing Director of DeA Capital S.p.A.; Director of Banijay Group S.a.s.; Director of DeA Communications S.A.; Director of DeA Capital Alternative Funds SGR S.p.A.; Managing Director of IDeAMI S.p.A.; Director of LDH S.a.s.

ULTIMATE SHAREHOLDERS OF DE AGOSTINI

B&D Holding di Marco Drago e C. S.a.p.a., as of the date of this Schedule, is in control of De Agostini S.p.A.  The business address of B&D Holding di Marco Drago e C. S.a.p.a. is 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of B&D Holding di Marco Drago e C. S.a.p.a.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF B&D HOLDING DI MARCO DRAGO E. C. S.A.P.A.

NAME AND POSITION WITH B&D HOLDING DI MARCO DRAGO E C. S.A.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman and General Partner
Chairman and Director of De Agostini S.p.A.; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman of Grupo Planeta-De Agostini SL.; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Andrea Boroli General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Director of B&D Finance S.p.A.; Sole Director of Partecipazioni Grafiche Italiane S.p.A.

Alberto Boroli General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of Immobiliare OG S.r.l.; Deputy Chairman of Design & Artbook Made in Italy S.r.l.

Roberto Drago General Partner
Deputy Chairman and  Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Managing Director of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.; Director of Grupo Planeta De Agostini SL; Chairman of Fondazione De Agostini

Renzo (Lorenzo) Pellicioli General Partner
Managing Director and Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman and Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of DeA Capital S.p.A.; Director of De Agostini Editore S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Alberto Toffoletto General Manager
General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Director of De Agostini S.p.A.; Partner of NCTM Studio Legale Associato, via Agnello n. 12, 20121 Milan, Italy; Chairman of Crescita S.p.A.; Chairman of Crescita Holding; Director of Findim Finanziaria S.p.A.; Director of Effe 2005 – Gruppo Feltrinelli S.p.A.

Drago Giorgio General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a., Deputy Chairman of De Agostini Editore S.p.A.

EXECUTIVE OFFICERS OF B&D HOLDING DI MARCO DRAGO E. C. S.A.P.A.

NAME AND POSITION WITH B&D HOLDING DI MARCO DRAGO E C. S.A.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman and General Partner
Chairman and Director of De Agostini S.p.A.; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Deputy Chairman of Grupo Planeta De Agostini SL.; Director of De Agostini Editore S.p.A.; Director of DeA Capital S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.